EX-99.2(e)

                 BLACKROCK CALIFORNIA MUNICIPAL 2018 TERM TRUST

                      AUTOMATIC DIVIDEND REINVESTMENT PLAN


                              TERMS AND CONDITIONS

         Pursuant to the Automatic Dividend Reinvestment Plan (the "Plan") of BlackRock California Municipal 2018 Term Trust (the "Trust"), unless a holder (each, a "Shareholder") of the Trust's common shares of beneficial interest (the "Common Shares") otherwise elects, all dividends and capital gain distributions on such Shareholder's Common Shares will be automatically reinvested by EquiServe Trust Company, N.A. ("EquiServe"), as agent for Shareholders in administering the Plan (the "Plan Agent"), in additional Common Shares of the Trust. Shareholders who elect not to participate in the Plan will receive all dividends and other distributions in cash paid by check mailed directly to the Shareholder of record (or, if the Common Shares are held in street or other nominee name, then to such nominee) by EquiServe as the Dividend Disbursing Agent. Such participants may elect not to participate in the Plan and to receive all dividends and capital gain distributions in cash by sending written instructions to EquiServe, as the Dividend Disbursing Agent, at the address set forth below. Participation in the Plan is completely voluntary and may be terminated or resumed at any time without penalty by written notice if received by the Plan Agent not less than ten days prior to any dividend payment date; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or other distribution.

         The Plan Agent will open an account for each Shareholder under the Plan in the same name in which such Shareholder's Common Shares are registered. Whenever the Trust declares an income dividend or a capital gain distribution (collectively referred to as "dividends") payable in cash, non-participants in the Plan will receive cash and participants in the Plan will receive the equivalent in Common Shares. The Common Shares will be acquired by the Plan Agent for the participants' accounts by purchase of outstanding Common Shares on the open market ("open-market purchases") on the New York Stock Exchange (the "NYSE"), the primary national securities exchange on which the common shares are traded (the "Exchange"), or elsewhere.

         It is contemplated that the Trust will pay monthly income dividends. Therefore, the period during which open-market purchases can be made will exist only from the payment date of each dividend through the date before the next "ex-dividend" date which typically will be approximately ten days.

         The Plan Agent will maintain all Shareholders' accounts in the Plan and furnish written confirmation of all transactions in the accounts, including information needed by Shareholders for tax records. Common Shares in the account of each Plan participant will be held by the Plan Agent on behalf of the Plan participant.

         In the case of Shareholders such as banks, brokers or nominees that hold Common Shares for others who are the beneficial owners, the Plan Agent will administer the Plan on the basis of the number of Common Shares certified from time to time by the record Shareholder and held for the account of beneficial owners who participate in the Plan.

         There will be no brokerage charges with respect to Common Shares issued directly by the Trust as a result of dividends or capital gains distributions payable either in Common Shares or in cash. However, each participant will pay a pro rata share of brokerage commissions incurred with respect to the Plan Agent's open-market purchases in connection with the reinvestment of dividends.

VOTING

         Each Shareholder proxy will include those Common Shares purchased or received pursuant to the Plan. The Plan Agent will forward all proxy solicitation materials to participants and vote proxies for Common Shares held pursuant to the Plan in accordance with the instructions of the participants.

TAXATION

         The automatic reinvestment of dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends.

AMENDMENT OF THE PLAN

         The Plan may be amended or terminated by the Trust or the Plan Agent. There is no direct service charge to participants in the Plan; however, the Trust reserves the right to amend the Plan to include a service charge payable by the participants. Notice will be sent to Plan participants of any amendments as soon as practicable after such action by the Trust.


INQUIRIES REGARDING THE PLAN

         All correspondence concerning the Plan should be directed to the Plan Agent at 150 Royall Street, Canton, Boston, MA 02021, telephone: (781) 575-2149.

APPLICABLE LAW

         These terms and conditions shall be governed by the laws of the State of New York without regard to its conflicts of laws provisions.

EXECUTION

                  To record the adoption of the Plan as of October 19, 2001, the Trust has caused this Plan to be executed in the name and on behalf of the Trust by a duly authorized officer.


                                                     BLACKROCK CALIFORNIA
                                                     MUNICIPAL 2018 TERM TRUST,
                                                     a Delaware business trust

                                                     /s/ Anne F. Ackerley
                                                     ---------------------------
                                                     By:    Anne F. Ackerley
                                                     Title: Secretary